Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Appoints Derek Sentner as Chief Revenue Officer

Kids and family revenue leader with 25+ years in media sales to drive growth across Kidoz and Prado

Vancouver, B.C. Canada, October 29, 2026 - Kidoz Inc. (TSXV:KDOZ) (OTC:KDOZF) (the “Company”), a full-stack global advertising platform powered by contextual AI, enabling brand performance without reliance on personal data, today announced the appointment of Derek Sentner as Chief Revenue Officer. Mr. Sentner will lead the Company’s global revenue organization across its Kidoz and Prado networks, with a focus on expanding direct brand and agency partnerships.

Mr. Sentner has spent more than two decades building and leading revenue teams in media, with the last 15 years focused on youth and family audiences. He joins Kidoz from A Parent Media Co. Inc. (“APMC”), owner of the kids streaming service Kidoodle.TV, where he served as Chief Sales Officer and Chief Revenue Officer.

At APMC, Mr. Sentner led global ad sales for Kidoodle.TV, a safe-streaming kids video service, and Dude Perfect streaming service, building partnerships with brands and agencies across connected TV and mobile. Before APMC, he spent a decade as Vice President of Sales & Business Development at Driver Studios, a kids and family media and YouTube content studio. There he built the youth and family content and multi-platform advertising business while expanding the studio’s original IP, Cool School, beyond YouTube into publishing, syndication and interactive storytelling.

Earlier in his career, Mr. Sentner was Associate Publisher and National Sales Director, Digital at Billboard, where he led consumer brand partnerships, after starting his career at Inc. Magazine, IDG and Ziff Davis.

Management believes Mr. Sentner’s track record of building kids and family revenue from the ground up, combined with deep relationships across brands, agencies and content owners, positions the Company to accelerate growth.

“I’ve spent most of my career helping brands reach and engage kids, teen and parent audiences in ways they can trust, and Kidoz has clearly established a leading position when it comes to brand safe media,” said Derek Sentner, “Kidoz and Prado give advertisers something rare: global reach with video and interactive units, powered by its Kite IQ privacy-safe audience and content curation technology. I am excited to join a top-notch team in helping brands unlock the power of Kite IQ across Kidoz and Prado to build long term partnerships.”

“Derek’s experience in media and technology is a strategic asset to Kidoz and I am excited to get to work together building the next innovative solutions for our brand partners” said Jason Williams, CEO of Kidoz Inc. “As we expand our media offering and deepen our direct brand relationships, Derek gives us the commercial leadership to succeed with both Kidoz and Prado.”

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov, the Kidoz Inc. investor website at https://investor.kidoz.net, or the SEDAR+ website at https://www.sedarplus.com.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ)(OTCQB:KDOZF) (www.kidoz.net) is a full-stack global advertising platform powered by contextual AI, enabling brand performance in mobile games without personal data.

Originally developed for children’s digital environments, where compliance and safety requirements are among the highest, Kidoz delivers privacy-first advertising without reliance on personal data tracking or behavioural profiling. Its technology combines proprietary SDK integrations, the Kidoz Privacy Shield, and the Kite IQ contextual AI engine to match advertising to content, environment, and geography, in alignment with COPPA, GDPR-K, Apple ATT, and global standards.

The platform supports both children’s and all-ages audiences through its Kidoz and Prado offerings, enabling brands to scale performance across the global mobile gaming ecosystem using safe, trusted, contextual, privacy-first targeting.

Google-certified and Apple-approved, Kidoz reaches a global audience across mobile apps and games and is trusted by leading global brands.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 29, 2026, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.